EXHIBIT H-1

                                                             Exhibit H-1


                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION

CMP Group, Inc.                             )                          File No.
New England Gas Development Corporation     )                          _______


                                Notice of Filing

         Take notice that CMP Group Inc. ("CMP Group"), 83 Edison Drive, Augusta, Maine 04336, an exempt public utility holding company pursuant to
Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended ("the Act"), has filed an Application pursuant to Sections 3(a)(1), 9(a)(2) and 10 of the Act in which CMP Group requests the Securities and Exchange Commission to approve the transaction (the "Transaction") pursuant to which CMP Group will acquire, through New England Gas Development Corporation ("New England Gas"), a wholly-owned subsidiary of CMP Group, up to 50% of the membership interests of CMP Natural Gas, L.L.C. ("Maine GasCo"), a Maine limited liability company.1 Maine GasCo will construct, own and operate a local natural gas distribution system in Maine.

         CMP Group's principal subsidiary, Central Maine Power Company ("CMP"), is an electric utility company, primarily engaged in the business of generating, purchasing, transmitting, distributing and selling electric energy for the benefit of retail customers in southern and central Maine and wholesale customers, principally other utilities. CMP serves approximately 528,000 customers in its 11,000 square-mile service area in southern and central Maine. CMP is also an exempt public utility holding company pursuant to Section 3(a)(1) of the Act.

         The Maine Public Utilities Commission ("MPUC") has authorized Maine GasCo to furnish natural gas service, on a non-exclusive basis, in certain areas of Maine not currently receiving natural gas service. Maine GasCo expects to derive its supply of natural gas from the Western Canadian Sedimentation Basin via the proposed Portland Natural Gas Transmission System pipeline and from the gas fields near Sable Island off Nova Scotia via the proposed Maritimes & Northeast pipeline. As a public utility under Maine law, Maine GasCo will be subject to regulation by the MPUC as to rates and other matters.


         It is currently contemplated that CMP Group, through New England Gas, will acquire up to 50% of the membership interests of Maine GasCo and EEC, through EEC Enterprises, will hold the remaining membership interests. The MPUC has authorized initial capital contributions by the members of Maine GasCo totaling approximately $20 million.

         New England Gas and EEC Enterprises are parties to a Joint Venture Agreement dated as of November 13, 1997, as amended (the "Joint Venture Agreement"), which provides for, among other things, the formation of Maine GasCo. Each member's ownership interest is subject to adjustment in accordance with the Joint Venture Agreement. The Joint Venture Agreement establishes a Management Committee consisting of three New England Gas appointees and three EEC Enterprises appointees and generally vests a designated Manager, who will be located in Maine, with exclusive authority to manage the business of Maine GasCo within the limitations set forth in the Joint Venture Agreement. The Joint Venture Agreement authorizes the Manager to perform any and all acts customary or incident to the business of Maine GasCo. The Joint Venture Agreement also authorizes the Manager to delegate authority and to hire or contract for appropriate and necessary services. Certain actions may be taken by the Manager only upon the affirmative vote of a majority of the members of the Management Committee. The Joint Venture Agreement provides for the resolution of stalemates or impasses among the Management Committee by appeal to the Chief Executive Officers of the Maine GasCo members, and by arbitration in the event that the Chief Executive Officers are unable to resolve the impasse.

         The applicant states that the Transaction will satisfy all of the requirements of Section 10 of the Act, including Section 10(c)(1) of the Act. Specifically, (1) the Transaction will not tend towards interlocking relations or the concentration of control of public utility companies to the detriment of investors and consumers; (2) the consideration, including all commissions and fees, to be paid in connection with the Transaction is reasonable; (3) the Transaction will not unduly complicate the capital structure of the CMP Group holding company system; (4) the Transaction is in the public interest and the interests of consumers and investors; (5) the Transaction will tend towards the development of an integrated gas utility system; and (6) the Transaction will comply with all applicable State laws.

         Section 10(c)(1) of the Act requires, inter alia, that the proposed acquisition not be "detrimental to the carrying out of the provisions of Section 11." The primary issue with respect to the Transaction is whether, under Section 10(c)(1), the creation of an exempt holding company system from the acquisition by an electric system of a gas system is detrimental to the carrying out of the provisions of Section 11. Section 11 of the Act relates to the simplification of holding company systems. Although the applicant believes that Section 11 is inapplicable, the applicant believes nonetheless that the Transaction meets the conditions of Section 11(b)(1). Furthermore, the Act does not specifically prohibit ownership by an exempt holding company of both electric and gas utility properties. The applicant states that a transaction is not detrimental to the provisions and policies of Section 11 where the resulting system will be an exempt holding company and the applicants can demonstrate that adequate regulatory authority exists to protect local ratepayers, that the resulting system is a coherent system and not one where great and irrational distances divide the operating utilities, and there are benefits to be gained by at least one of the operating utilities as a result of the transaction. The applicant goes on to state that the Transaction will result in a combined system which will not be detrimental to the carrying out of Section 11. The combined system will consist of a large integrated electric utility system and a smaller integrated gas utility system which together will operate on a coordinated basis offering services to customers in the same state. Also, the Transaction will not be detrimental to the carrying out of the provisions of Section 11 inasmuch as CMP Group will carry out its utility operations within the state of Maine, its utility operations will be subject to adequate regulatory authority in Maine and will not be the type of nationwide, complex system that Section 11 was designed to prevent. The Transaction will provide CMP Group with the most efficient basis for entering into natural gas operations as a local distribution company and provide Maine GasCo with greater financial and other resources, allowing both companies to remain competitive with the emerging one-stop energy services companies.

         Section 10(c)(2) of the Act requires that an acquisition not be approved unless the Commission finds that it "will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system." The applicant states that Maine GasCo may receive a number of centralized services from CMP Group subsidiaries allowing it to capture economies and efficiencies for the Maine GasCo system; however, the Maine GasCo system will be operated on a day-to-day basis by a local operator (Maine GasCo), and the Maine GasCo system will be regulated by the MPUC with regard to rates and other matters. Thus, the Maine GasCo system will be locally operated and locally regulated, but will have the economic advantage of certain centralized services.

         The applicant states that CMP Group will continue to qualify for exemption under Section 3(a)(1) of the Act as an "intrastate" holding company, and New England Gas will qualify for such exemption, even after acquiring Maine GasCo's voting securities, because both CMP Group and New England Gas, and their public utility subsidiaries, will be predominantly intrastate in character and will carry on their business substantially in the State of Maine, the state in which they are all organized.

         All interested persons are referred to the application for complete statements of the proposed transaction summarized above. The application is available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application should submit their views in writing by _____________ __, ____, to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application, as filed or as amended, may be granted.



1 The remaining membership interests of Maine GasCo will be held by Energy East Enterprises, Inc. ("EEC Enterprises"), a wholly-owned subsidiary of Energy East Corporation ("EEC"), an exempt public utility holding company and the parent holding company of New York State Electric & Gas Corporation ("NYSEG").